Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders
In connection with the proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”), UAL filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on August 18, 2010, a registration statement on Form S-4 that includes a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL are available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental are available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The following communications were distributed by email to United employees on September 27, 2010.

DATE:	September 27, 2010

TO:	Stock Plan Participants

FROM:	Doug Rose

RE:	Outstanding Equity Awards

The upcoming merger with Continental will impact outstanding equity awards granted under the 2006 Management Equity Incentive Plan (MEIP) and Incentive Compensation Plan (ICP).  This e-mail summarizes the effect of the merger on your outstanding equity awards.  For more detailed information, please refer to the attached FAQs.

Upon the legal closing of the merger, the following will occur:

●	Any unvested restricted stock awards (RSAs) will vest. The shares, net of taxes, will be deposited into your Fidelity Account and be freely tradable.

●
Any unvested restricted stock units (RSUs) granted before April 1, 2009 will vest upon the closing of the merger.  The shares, net of taxes, will be deposited into your Fidelity Account and be freely tradable.

●
Any unvested restricted stock units (RSUs) granted between April 1, 2009 and May 1, 2010 will vest and a cash amount equal the closing price of UAUA common stock the day preceding the merger close multiplied by the number of RSUs, net of taxes, will be deposited into your Fidelity Account.

●	Any unvested RSUs granted after May 1, 2010 will not accelerate and will remain subject to the normal vesting schedule as outlined in your Restricted Stock Unit Award Notice.

●	Any unvested stock options granted under the MEIP or ICP will vest in full and become immediately exercisable.

●	Any cash incentive award granted under the 2009 Long Term Incentive Plan will be prorated based on the performance period completed and be paid within 10 business days via a separate payroll check.

If you terminate your employment with the Company, this may impact the exercise period for your options.   For further details concerning how termination situations may impact the exercise period for outstanding options, please review your Stock Option Award Notice.

For those of you subject to the Securities Trading Policy, please note that the blackout period associated with the third quarter earnings release begins on Thursday, October 7.  The blackout is scheduled to end after the market closes on October 22.  You will not be able to exercise your options or make any other transactions in company stock during that period.

Other than the changes described above, all outstanding options will continue to be subject to the same terms outlined in the grant documents.

You can view your account at Fidelity by going to www.netbenefits.com to see the plans from which your equity awards were granted.  If you have any additional questions, please feel free to contact Meredith Lynch, Stock Plan Administration (HDQLD) at (312) 997-8504.

This material has been prepared and distributed by UAL Corporation, and UAL Corporation is solely responsible for its accuracy.  UAL Corporation is not affiliated with Fidelity Stock Plan Services, LLC (or any Fidelity entity). Stock Plan recordkeeping and administrative services are provided by Fidelity Stock Plan Services.

Per the terms of your award agreements, your long-term incentive (LTIP) awards granted prior to May 2, 2010 will vest or accelerate on the date that the merger closes (the “Merger Date”).  The following FAQs are intended to provide you with some useful information regarding the impact of this vesting on you and your awards.

1.       Why will my awards vest on the Merger Date?
All outstanding awards granted under the Management Equity Incentive Plan (“MEIP”) and the Incentive Compensation Plan (“ICP”) prior to May 2, 2010 will become fully vested upon a “change in control.”  Because the merger has been deemed a “change in control”, all outstanding awards will vest on the Merger Date.

2.       What does that mean for me?
All the unvested stock options, restricted shares awards and restricted stock units granted before May 2, 2010 will vest on the Merger Date.  You will receive shares of United Continental Holdings, Inc (“UCH”) for your restricted stock awards (“RSAs”) and any restricted stock units (“RSUs”) granted before April 1, 2009, net taxes.  You will receive cash for your RSUs granted on or after April 1, 2009, net taxes.  Any unvested stock options will vest and become exercisable.

3.       How will merger equity awards be distributed?
Your UCH shares and any cash that you receive in settlement of restricted stock units will be deposited into your Fidelity Account, an individual non-retirement brokerage account in your name.  Your unvested options will accelerate and show as exercisable in your account.   Your shares will be available in your account on the merger close date.  The shares and options will also undergo a name and symbol change.  The shares will begin trading under the name “United Continental Holdings, Inc.” on the merger date.  The new symbol will be UAL.

4.       Is there anything I should do ahead of the Merger Date?
Yes.   If you have not already done so, you must activate your Fidelity Account prior to being able to place a trade. If you are unsure whether your account is active, go to www.netbenefits.fidelity.com, log in, and verify that there is no link that says Activate next to the plan name.  If there is no link, then this means it is active.  If it says Activate, click and follow the prompts. Failure to activate may result in additional IRS-mandated tax withholding.

Also, if you have not accepted your 2010 restricted stock unit grant, you must accept this grant prior to the Merger Date or your units will not vest.  Click on your Restricted Stock Unit Plan and if you see “Accept Grant” link, your grant has not been accepted.  Click the link to review the plan documents and accept the grant.

5.       Are the awards that vest subject to income taxes?
The vesting of your RSAs and RSUs is a taxable event and the appropriate number of shares will be withheld from your award to cover tax withholding obligations.  The vesting of your stock options is not a taxable event. The options will remain exercisable until the expiration date indicated in your award agreement or earlier in the event of your termination of employment.  Please refer to your grant agreement for specific exercise periods.

6.       How do the taxes get paid at time of vesting?
Fidelity Investments will automatically calculate the number of shares of stock from your RSAs and RSUs needed to cover taxes at 25% federal withholding rate, as well as applicable state withholding and FICA.   UCH will then submit the taxes and at year end, provide a W-2 to report your taxes and income for 2010.

7.       May I request a higher withholding?
No.

8.       What if I am over the FICA OASDI max?
UCH will send Fidelity a file that shows your tax withholding as of the payroll period prior to the applicable Vesting Date.  If you are over the FICA OASDI max, you will not have shares reflecting FICA OASDI (6.2%) withheld.  Of course, the FICA Medicare (1.45%) taxes will be withheld.  If, by any chance, FICA is over withheld, an adjustment will be made in the next payroll period after the Merger Date or as soon as practicable thereafter.  The over-withheld amount will be transferred to your Federal Tax withholding amount.

9.       When will I see the tax information in my pay stub?
It will be recorded as a separate payroll check transaction as of the applicable Vesting Date and will be added to your year-to-date wages and taxes on your next paycheck.

10.     Will I be able to sell my RSAs and RSUs on the Merger Date?
No.  See Q&A #11 - #15 below for additional information regarding selling your shares.

11.     Can I put in an order to sell my restricted shares before the Merger Date?
No.  You cannot put in an order to sell until the shares have been deposited into your Fidelity Account. Once your shares are deposited into your account, you may put in an order to sell.

12.     Am I required to sell my shares?
No, you are not required to sell your shares.  You can continue to hold them in your Fidelity Account at no cost to you.

13.     When will the shares be deposited into my account?
Your vested shares less shares withheld for taxes will be deposited in your account approximately 2 business days of the transaction close.

14.     Can I sell my shares as soon as they are in my account?
Yes, you may sell the shares that have been deposited into your Fidelity Account provided that you are not in possession of any material nonpublic information.  If you are subject to the Securities Trading Policy, please be aware that the third quarter earnings release blackout begins on October 7, 2010.  You will not be able to place a trade during the blackout period which is expected to end on October 22, 2010.

15.     In what order will trades be entered on the stock market?
Trades are made first come, first served, regardless of whether online or representative assisted, with the exception that “Market Orders” are made before “Limit Orders”.  If you choose to enter a “Limit Order,” you need to remember that your order will cancel if it is not executed prior to the beginning of a blackout period.

16.     What happens to the proceeds from my sale?
The cash proceeds from your sale will remain in your Fidelity Account until Fidelity receives further instructions from you.  For example, you could use that account to make investments in other securities through Fidelity’s platform or you can request a check or wire transfer of the funds.

17.     May I request a check from Fidelity for the proceeds?
This alternative is only available if the check is to be sent to your address on record in the Fidelity system. You can request a check either on-line or by calling a Fidelity Representative. It typically takes 5-10 days to receive the check.

18.     How can I request an Electronic Funds Transfer of trade proceeds?
If you want your trade proceeds electronically transferred from Fidelity to your bank, you will need to establish an Electronic Funds Transfer (EFT) link to your bank. This can be established by clicking on Your Profile tab at the top of Fidelity.com, and then choosing Features by Account. On the “Features by Account” page, click Sign Up next to “Bank Information to Transfer Money” (generally the fifth option down under Individual). You will need to enter your Bank Routing Number and Account Number and on the next page check the box and click Submit to agree to terms.

Establishing EFT generally takes 7-10 business days.  After that time, the EFT feature will be active on your account and will allow you to transfer settled cash to your bank (stock trades take 3 business days to settle to cash available to withdraw). This feature will NOT automatically transfer settled cash, you will need to request an EFT either online or through a representative. To process online, choose Transfer Money/Shares or Withdraw Money options in the drop-down menu next to your Fidelity Account® and follow the instructions to process until you receive a confirmation of your withdrawal. An EFT transfer normally takes up to two business days to be available at your bank.

19.     How can I request a same-day bank wire of trade proceeds?
An alternative to the EFT option is to process a one-time bank wire. A one-time bank wire is done on an exception basis and is subject to a $15 fee. The money needs to be settled in cash in your account to be able to be wired. If you need to have a bank wire processed, please contact a Stock Plan Services representative at 1-800-823-0217 Team 501.

20.     Will I receive any documentation on the vesting of my restricted shares or the trading of my shares?
Yes. Fidelity will send you a statement outlining the details of vesting as well as documentation on any trading.  This statement will either be e-mailed to you or a paper copy will be mailed to your home, depending on what you elected when you activated your account.

21.     When can I exercise my stock options following the Merger Date?
Options will be exercisable after the Merger Date.  If the fair market value of United Continental Holdings, Inc. stock after the Merger Date exceeds the exercise price of your vested stock options, you may exercise them as explained in Question #21.  Stock options with an exercise price below the fair market value of the underlying stock are referred to as “in the money.”  If the exercise price of the options is higher than the current trading price of UCH stock, you will not be able to exercise.

22.     What if I hold the shares and later sell? How will I be taxed?
As stated above, you will pay taxes based on the value of the restricted shares as of the date of vesting determined by the market value of the stock on the applicable Vesting Date.  If you hold the shares you receive from your restricted shares for more than one year, then any appreciation (or gain) above that amount will be taxed at long-term capital gains rates, which are generally 15%.  If you hold the shares less than one year, then any appreciation or gain will be taxed at short-term capital gains rates, which is currently the same rate as ordinary income taxes.

If you have specific questions on your UAL Corporation awards, please contact Meredith Lynch, Stock Plan Administrator (HDQLD) at (312) 997-8504 or Fidelity Executive Services at 800-823-0217. You can also log into your account at Fidelity NetBenefits, www.netbenefits.fideltity.com.

This material has been prepared and distributed by UAL Corporation, and UAL Corporation is solely responsible for its accuracy.  UAL Corporation is not affiliated with Fidelity Stock Plan Services, LLC (or any Fidelity entity). Stock Plan recordkeeping and administrative services are provided by Fidelity Stock Plan Services.